Via Facsimile and U.S. Mail
Mail Stop 4720

March 2, 2010

Mr. Mark T. Frost
Senior Vice President, Administration,
  Chief Financial Officer and Treasurer
Albany Molecular Research, Inc.
21 Corporate Circle, PO Box 15098
Albany, New York 12212

Re: Albany Molecular Research, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-25323

Dear Mr. Frost:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief